Exhibit 99.1

Mining Permit Issued to Sterling's Chinese Partner and Joint Venture Proposal Has Been Approved by the Bureau of Land and Resources of Sichuan Province
Tuesday July 13, 8:00 am ET

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 13, 2004--Sterling Group Ventures, Inc. ("Sterling") is pleased to announce that the Bureau of Land and Resources of Sichuan Province, China has issued the necessary mining permit to Sterling's Chinese partner - Sichuan Province Mining Ltd. to develop and put the Jiajika lithium deposit into production. The mining permit number is 5100000410234.

On June 22, 2004, The Bureau of Land and Resources of Sichuan Province also approved the joint venture proposal submitted by Sichuan Province Mining Ltd. According to approval document, Sichuan Province Mining Ltd. will use its mining permit and part of cash as its contributions in the proposed joint venture company with Micro Express Ltd.("Micro") which is wholly subsidiary of Sterling. Micro will bring the project into production.

The Jiajika lithium deposit is located in Sichuan province of China. Sterling will proceed to set up a joint venture in which Sterling will own a 75% interest and apply for a business license. The name for the joint venture which is Jihai Lithium Ltd. has already been approved by the Business Department of Sichuan Province.

The Jiajika lithium deposit is located 70 km from Kangding County and 440 km from Chengdu city, the capital of Sichuan Province. It is the largest lithium mineral deposit in China, which is estimated to account for 43.3% of Chinese lithium mineral reserves. The type of deposit is granite pegmatite. The deposit was explored by Ganzi Geological Brigade, No. 404 Geological Brigade and No. 108 Geological Brigade of Sichuan Province separately from 1959 to 1992. The exploration works include 25,691 meters of drilling and 55,155 m3 of trenching. There are 74 lithium-bearing veins in the deposit. The deposit hosts in excess of 1 billion lbs of lithium according to Chinese geological reports and Chinese audit report conducted by Sichuan Province Minerals Reserve Committee of China with grade of 1.28% of Li2O(lithium Oxide) in the deposit. Other reserves in the property include 37 million lbs of BeO (beryllium oxide) with grade 0.048%, 10 million lbs of Nb2O5 (niobium oxide) with grade 0.0127%, and 5 million lbs of Ta2O5 (tantalum oxide) with grade 0.0074%.

The deposit can be mined using open pit method and is accessible by road. There is good infrastructure such as water, electricity etc. in the area. The ratio of overburden is only 0.25:1 and is 35 - 400 m deep, 1.44 - 21 m width and 50 - 400 m long in No. 134 vein. The deposit which is located at 4370 - 4460 meters above sea level and on flat land can be processed easily. Using gravity and magnetic methods, the concentrate containing 6.09% of Li2O can be processed and the recovery of Li2O is estimated to be 84% according to Beijing Non-ferric Metal Research and Design Institute.

The Company has started to revise its Chinese feasibility study as well as environmental impact study. Initial capacity will be 240,000 t/a and will be increased to 900,000 t/a quickly.

Lithium prices have climbed steadily since the 1970's at an annual rate of 4% mainly because the main industries that use lithium only count it as one small component of the total cost of the products. Also, lithium is the lightest of all metals with a density of about half of all metals and a good conductivity of heat and electricity which have lent itself to a variety of increasing applications commercially. The consumption of lithium is estimated at only 4 lbs per capita in China compared with 21 lbs in the US. Growth of the lithium market has consistently remained between 2-5% over recent years according to Roskill Information Service and they predict this trend will continue in the future and a bright outlook for lithium. The lithium market is highly concentrated with just a few players such as Australia and Chile.

Sterling aims to be a major lithium producer in China. It currently has two agreements to develop the Jiajika (the largest lithium mineral deposit in China) lithium deposit in which Sterling expects to own a minimum 75% when the joint venture is formed and Lushi lithium deposit in which Sterling expects to own a minimum 90% when the joint venture is formed.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information constitutes "forward-looking statements" within the meaning of the Private Securities Litigation reform Act of 1995. Such forward looking statements, including but not limited to those with respect to the price of lithium, niobium, beryllium, and tantalum, the timing and amount of estimated production, costs of production, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, risks relating to the integration of the acquisition, risks relating to international operations, risks relating to joint venture operations, the actual results of current exploration activities, the actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of lithium, beryllium, niobium, tantalum, and other metals, as well as those factors affecting the mineral industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U. S. Investors Concerning Estimates of Measure, Indicated, and Inferred Resources and Reserves. Statements regarding reserves have been based on audits conducted under Chinese methods of calculation.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard Shao, Ph.D. President

Contact:
Sterling Group Ventures Inc.
Raoul Tsakok, Chairman or Richard Shao, President
Phone: (604) 893-8891         Fax: (604) 408-8515
Website: www.sterlinggroupventures.com